Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

April 24, 2020

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Raymond A. Be

Re:	Keystone Private Income Fund, File No. 811-23482

Dear Mr. Be:

The following responds to the comments you provided via telephone on April 2, 2020 in connection with your review of a registration statement (the “Registration Statement”) filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) to register Keystone Private Income Fund (the “Fund” or “Registrant”).1 The changes to the Fund’s disclosure discussed below will be reflected in an amendment to the Fund’s Registration Statement.

General

1.	Comment: Please supplementally explain if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement. To the extent you have not received multi-class relief, revise the filing to remove the classes that the Fund cannot offer yet.

Response: The Registrant confirms that an exemptive application was submitted on October 7, 2019 and amended on January 13, 2020 and April 23, 2020, respectively, that if granted, will allow the Fund to operate a multi-class structure. The Registrant further confirms that if the Fund commences operations before the exemptive order is issued, it will only offer Class Y Shares.

[1]	Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

Prospectus

Incentive Fee

2.	Comment: Please consider adding a hypothetical example of the costs of investing in the Fund. See, e.g., Item 3 of Form N-2.

Response: Recognizing the sophistication of “qualified clients,” Rule 205-3 under the Advisers Act provides an exemption from Section 205(a)(1) of the Advisers Act, so long as an investment adviser limits fund investors to those who can meet the “qualified client” standard. Unlike other funds that charge incentive fees (e.g. business development companies), investors in the Fund will be required to certify that they are “qualified clients”. Consequently, the Fund continues to believe this type of disclosure to be inconsistent with current industry practice or regulatory requirements and respectfully declines to include a hypothetical example.

Conflicts of Interest

3.	Comment: The Registrant’s response letter noted that the disclosure would be modified to read: “By acquiring Shares, each Shareholder will be deemed to have acknowledged the existence of any such actual and potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest, except as may otherwise be provided under the provisions of applicable state law or Federal securities law, which cannot be waived or modified.” Please delete “which cannot be waived or modified”.

Response: The disclosure has been revised as requested.

* * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959.

Sincerely,

/s/ Joshua B. Deringer
Joshua B. Deringer

cc:	Bradley Allen, Esq.

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